

February 17, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Roundhill ETF Trust
        Issuer CIK: 0001976517
        Issuer File Number: 333-273052 / 811-23887
        Form Type: 8-A12B
        Filing Date: February 17, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Roundhill S&P 500 Target 10 Managed Distribution ETF under the Exchange Act of 1934, subject to effective registration.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications